

Mail Stop 3030

April 21, 2017

Via E-mail
Thomas J. Mazza
Interim Chief Financial Officer
Integer Holdings Corporation
2595 Dallas Parkway, Suite 310
Frisco, Texas 75034

> **Re:** **Integer Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2016**
> **Filed February 28, 2017**
> **File No. 001-16137**

Dear Mr. Mazza:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Benefit for Income Taxes, page 46

1. We note the discussion of the decrease in your effective tax rate due to an increase in taxable profits in lower tax jurisdictions. We also note the significant impact of foreign rate differentials on your effective tax rate disclosed in Note 14 to your financial statements. In future filings please revise this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating

to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies, Recent Accounting Pronouncements, page 69

2.   You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise your future filings, beginning with your next Form 10-Q, to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead at (202) 551-3664, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery